Filed by Vector Group Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
under the Securities Exchange Act of 1934
Subject Company: New Valley Corporation
Commission File No. 1-2493
December 7, 2005

FOR IMMEDIATE RELEASE

Contact:	Paul Caminiti/Brandy Bergman/Carrie Bloom Citigate Sard Verbinnen 212/687-8080
VECTOR GROUP DECLARES QUARTERLY CASH DIVIDEND;
URGES NEW VALLEY STOCKHOLDERS TO TENDER INTO EXCHANGE OFFER
BEFORE FRIDAY DEADLINE IN ORDER TO RECEIVE DIVIDEND
     MIAMI, FL, December 7, 2005 – Vector Group Ltd. (NYSE: VGR) today announced that it has declared a regular quarterly cash dividend on its common stock of $0.40 per share. The dividend is payable on December 29, 2005 to holders of record as of December 20, 2005.
     Vector Group is urging stockholders of New Valley Corporation (NASDAQ: NVAL) to tender into Vector Group’s exchange offer to acquire all of the outstanding common shares of New Valley that Vector Group does not already own by this week’s Friday deadline in order for New Valley stockholders to receive this Vector Group dividend on the Vector Group shares they will receive in the exchange offer. The offer is scheduled to expire at 5:00 p.m., New York City time on Friday, December 9, 2005, unless extended.
     Under the exchange offer, New Valley stockholders are being offered 0.54 shares of Vector Group common stock for each outstanding common share of New Valley they own. As previously disclosed, completion of the exchange offer is subject to the satisfaction of conditions, including that Vector Group holds at least 90 percent of the outstanding common shares of New Valley at the completion of the exchange offer, and other customary conditions.
About Vector Group Ltd.
Vector Group is a holding company that indirectly owns Liggett Group Inc., Vector Tobacco Inc. and a controlling interest in New Valley Corporation. Additional information concerning the company is available on the company’s website, www.VectorGroupLtd.com.
Additional Information and Where to Find It
A prospectus, which is part of the Vector Registration Statement on Form S-4, and related exchange offer materials, including a letter of transmittal, has been mailed to stockholders of New Valley. In addition, Vector has filed such prospectus and related materials and a proxy statement on Schedule 14A and related materials with the Securities and Exchange Commission

(SEC). Investors and security holders are advised to carefully read these documents and the amended Registration Statement and Schedule TO when they become available. These materials contain important information about the transaction and should be read in connection with making a decision with respect to the exchange offer.
Investors and security holders may obtain a free copy of the prospectus, proxy statement and other documents filed by Vector with the SEC at the SEC’s web site, www.sec.gov. Copies of such prospectus, proxy statement and Vector’s related filings made with the SEC may also be obtained from Vector’s Investor Relations Department at 305-579-8000 or from Georgeson Shareholder Communications Inc., Vector’s information agent, at (877) 388-2794 (toll free).
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This news release contains certain forward-looking statements about future business transactions involving Vector and New Valley. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Vector’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Vector and New Valley Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the SEC.
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